Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES SIGNS LETTER OF INTENT TO SELL INTEREST IN KIAKA GOLD PROJECT
London, 8 September 2009 — Randgold Resources has signed a letter of intent with Volta Resources Inc (“Volta” TSX:VTR) to sell its entire interest in the Kiaka gold project in Burkina Faso to Volta for an aggregate cash consideration of CAN$4 million and an aggregate share consideration of 20 million common shares in Volta, to be paid and issued over a period of 24 months following the closing of the disposal.
The Toronto-based and TSX-listed Volta is a mineral exploration company with a strong focus on gold properties in West Africa, where it has active programmes in Burkina Faso, Ghana and Mali.
Randgold chief executive Mark Bristow said that with the expansion of its existing Loulo complex, construction of its new mine at Tongon and its advanced Massawa and Gounkoto projects, the company already had a full development pipeline.
“While Kiaka has considerable potential, it does not currently fit Randgold Resources’ development profile and is better suited to Volta, which has a strong team and a good track record in the region,” he said.
Bristow noted that following the completion of the transaction, Randgold Resources would be a significant shareholder in Volta and would therefore retain its involvement with Burkina Faso and the Kiaka project.
Closing of the agreement is subject to the completion of a definitive agreement within 30 days from the execution of the letter of intent, during which period Volta will carry out its final due diligence. The transaction will also be conditional upon the approval of Volta shareholders, receipt of third party consents and regulatory approvals, including the approval of the Toronto Stock Exchange.
RANDGOLD RESOURCES ENQUIRIES

Chief Executive	Financial Director	Financial Adviser to Randgold	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	ARBUTHNOT SECURITIES	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	John Prior/Ed Gay	+44 20 7557 7738
+1 307 699 3564	+44 779 614 4438	+44 20 7012 2100	randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 15 May 2009 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.